August 7, 2006

BY FEDERAL EXPRESS AND EDGAR
Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Lear Corporation

Form 10-K for the Fiscal Year ended December 31, 2005 Form 10-Q for the Fiscal Quarter ended April 1, 2006 File No. 1-11311

Dear Mr. Decker:

Set forth below are the responses of Lear Corporation (the “Company”) to the comments contained in the letter of the Staff of the Securities and Exchange Commission (the “Commission”), dated July 28, 2006, relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2005 (the “Form 10-K”) and Form 10-Q for the Fiscal Quarter ended April 1, 2006 (the “Form 10-Q”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced herein.

Form 10-K for the year ended December 31, 2005

Liquidity and Financial Condition, page 36

Covenants, page 38

Comment No. 1:

We have reviewed your response to comment 3. Your response indicates that you believe information about your covenants is material to an investor’s understanding of your financial condition and/or liquidity. We continue to believe that reconciliations should be provided in order for investors to understand how these debt covenants are calculated. For example, for the leverage ratio, we would expect you to provide a reconciliation of consolidated operating profit to net income (loss) calculated in accordance with GAAP and as presented in your statements of

Mr. Decker

August 7, 2006

operations as well as a reconciliation of consolidated indebtedness to debt calculated in accordance with GAAP and as presented in your balance sheet. Similar reconciliations should be provided for the interest coverage ratio and any other ratios presented as well. Please revise your disclosures and show us supplementally what your revised disclosures will look like.

Response:

Our revised disclosure is set forth below.

Reconciliations of (i) consolidated indebtedness to reported debt, (ii) consolidated operating profit to income before provision for income taxes and cumulative effect of a change in accounting principle and (iii) consolidated interest expense to reported interest expense are shown below (in millions):

	July 1, 2006
Consolidated indebtedness	$2,122.4
Cash and cash equivalents	250.6
Restricted cash	68.6

Reported debt	$2,441.6

	Three months Ended July 1, 2006	Six Months Ended July 1, 2006

Consolidated operating profit	$255.3	$443.5
Depreciation and amortization	(103.5)	(201.3)
Consolidated interest expense	(51.4)	(97.3)
Other expense, net (excluding certain costs related to asset-backed securitization facility)	(22.8)	(12.9)
Restructuring charges	(19.2)	(44.2)
Impairment charges	(10.1)	(10.1)
Other non-cash items	(16.8)	(31.4)

Income before provision for income taxes and cumulative effect of a change in accounting principle	$31.5	$46.3

Consolidated interest expense	$51.4	$97.3
Certain costs related to asset-backed securitization facility	(2.8)	(4.4)
Amortization of deferred financing fees	2.4	4.5
Bank facility and other fees	2.2	3.5

Reported interest expense	$53.2	$100.9

Note 8 - Income Taxes, page 78

Comment No. 2:

We have reviewed your response to comment 7. You have recorded income tax reserves in accordance with SFAS 5 when you believe that a liability is probable and can be reasonably estimated. In future filings, please ensure that you classify reserves associated with income tax

Mr. Decker

August 7, 2006

uncertainties as either current liabilities or long-term liabilities and that reserves associated with income tax uncertainties are not combined with deferred tax liabilities or assets. Please ensure that you comply with the accounting and disclosures required by FIN 48 upon its adoption. Please also disclose in each of your upcoming 1934 Act filings the information required by SAB Topic 11:M regarding the impact that FIN 48 will have on your financial statements.

Response:

In our future filings, we will continue to classify reserves associated with income tax uncertainties as either current or long-term liabilities and not as a component of deferred tax assets or liabilities. Our revised disclosure is set forth below.

Reserves associated with income tax uncertainties are included in either accrued liabilities or other long-term liabilities and are not included as a component of deferred tax assets or liabilities.

Further, we will comply with the accounting and disclosure requirements of FIN 48 upon its adoption. Our disclosure related to the information required by SAB Topic 11:M regarding the impact of FIN 48 on our financial statements is set forth below.

The FASB issued Interpretation (“FIN”) No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return. Under the requirements of FIN 48, we must review all of our uncertain tax positions and make a determination as to whether our position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a position meets the more-likely-than-not criterion, then the related tax benefit is measured based on the cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of this interpretation on our financial statements.

Form 10-Q for the quarter ended April 1, 2006

General

Comment No. 3:

Please address the comments above in your interim filings as well.

Response:

The revisions proposed in this letter, based on the Staff’s comments, will be reflected in our future annual and quarterly reports.

Mr. Decker

August 7, 2006

If you have any questions or need additional information, please feel free to contact me at 248-447-1513.

****

Very truly yours,

/s/ James H. Vandenberghe

James H. Vandenberghe

Vice Chairman and Chief Financial Officer

Cc:	Gus Rodriguez, SEC Staff Accountant

Daniel A. Ninivaggi, Lear Corporation’s

Senior Vice President,

Secretary and General Counsel